Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
(As of December 31, 2006)

Name	Jurisdiction of Organization

Cedar Fair	Ohio
Knott’s Berry Farm	California
Magnum Management Corporation	Ohio
Michigan’s Adventure, Inc.	Michigan
Cedar Point of Michigan	Michigan
Cedar Point, Inc.	Ohio
Boeckling, L.P.	Ohio
Paramount Parks, Inc.	Delaware
Kings Island Company	Ohio
Western Row Properties, Inc.	Ohio
Paramount Parks Experience, Inc.	Delaware
Canada’s Wonderland Company	Canada
3147010 Nova Scotia Company	Canada